[Minerals Technologies Inc. Letterhead]

July 14, 2009

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporate Finance, Mail Stop 4631
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Re:	Minerals Technologies Inc.
Form 10-K for the Fiscal Year ended December 31, 2008
Filed February 26, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2009
Form 10-Q for the Fiscal Quarter Ended March 29, 2009
File No. 1-11430

Dear Mr. O'Brien:

On behalf of Minerals Technologies Inc. (the "Company"), I hereby transmit for filing this letter in response to the comments of the Staff of the Securities and Exchange Commission (the "Commission") dated June 29, 2009 regarding the Company's Form 10-K for the Fiscal Year ended December 31, 2008, filed February 26, 2009, Definitive Proxy Statement on Schedule 14A, filed April 6, 2009, Form 10-Q for the Fiscal Quarter Ended March 29, 2009, File No. 1-11430.

For your convenience, I have set forth below in bold your numbered comments in their entirety followed by the responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2008

Facing Page
  Please correct your Commission file number, which you show as 1-3295. Our EDGAR system reflects that Minerals Technologies' Commission file number is 1-11430.

  In future filings, we will correct our Commission file number to 1-11430.

  Item 1A. Risk Factors, page 6

  We note the statements:
•	"It is not possible to foresee or identify all such factors."
•	"Investors should not consider this list an exhaustive statement of all risks..."

  Since Minerals Technologies is required to disclose all risks that it believes are material at this time, please revise in future filings.

In future filings, the Company will exclude the aforementioned statements in its discussion of risk factors. The Company will continue to disclose all risks that it believes are material at the time of each filing.

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 16

Results of Operations, Page 18

  We note that you quantify the factors impacting net sales. In future filings, please ensure you quantify each factor impacting the other line items included in income from continuing operations when you identify multiple and/or offsetting factors contributing to fluctuations. For example, your discussion of the production margin decline for the Specialty Minerals segment attributes the decline to a combination of (a) increased raw materials and energy costs, (b) lower volumes in the Processed Minerals product line, (c) lower volumes in the Paper PCC product line, (d) price concessions in the Paper PCC product line, offset by the ( e) recovery of raw material costs through price increases, (f) benefits of the restructuring program, (g) manufacturing cost savings initiatives, and (h) foreign exchange. Refer to Item 303(A)(3)(i) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification for guidance.

  We have reviewed Item 303(A)(3)(i) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification and will disclose in future filings, where applicable, the quantification of each significant factor contributing to fluctuations in line items which are included in income from continuing operations.

  We note that you have implemented restructuring activities during the second half of fiscal year 2007 and during the fourth quarter of fiscal year 2008. Considering the impact of these costs to your operating results, please provide all of the disclosures required by SAB Topic 5:P.4. Specifically, please disclose the following, as applicable, for each restructuring plan:
•	The expected effects on future earnings and cash flows resulting from each restructuring plan, including quantification of the dollar amounts and the period the effects are expected to be realized. Subsequently, disclose whether you have realized the anticipated savings.
•	The periods in which material cash outlays are anticipated to be made and the expected source of funding each plan.

In the third quarter of 2007, the Company initiated a plan to realign its business operations to improve profitability and increase shareholder value. The realignment consisted of exiting certain businesses and consolidating some product lines to better position the Company for future success by focusing on the Company's core strengths. Major components of this realignment included exiting certain product lines which are reflected in discontinued operations, modification of the PCC coating product line from a merchant business model to a satellite business model, consolidation of certain manufacturing facilities and the write down of other underutilized assets worldwide. In addition, as part of this program, the Company initiated a plan to reduce its workforce by approximately 7 percent to better control operating expenses and improve efficiencies.

This realignment resulted in impairment of assets charges from continuing operations in 2007 as follows:
Paper PCC	$65.3
Specialty PCC	12.7

Total PCC	78.0
Processed Minerals	1.3

Specialty Minerals Segment	79.3
Refractories Segment	14.8

$94.1

The Company realized, beginning in the fourth quarter of 2007, annualized pre-tax depreciation savings of approximately $10 million related to the writedown of fixed assets which were included in income from continuing operations.

The Company also incurred impairment of assets charges from discontinued operations of approximately $46.9 million and realized, beginning in the fourth quarter of 2007, annualized pre-tax depreciation savings of approximately $3.2 million related to the writedown of fixed assets.

Restructuring costs incurred in 2007 and 2008 relating to the 2007 restructuring program were as follows:
	2008	2007

Severance and other employee benefits	$2.2	$13.5
Contract termination costs	--	1.8

Pension settlement costs	6.8	--
Other exit costs	0.5	0.7

	$9.5	$16.0

The 2007 restructuring program resulted in a reduction of over 200 employees worldwide. The Company realized approximately $11 million in pre-tax cost savings in 2008 as a result of lower compensation and related expenses from this program. The expected annualized savings in 2009 from this program are approximately $13 million. Approximately $14 million of severance was paid in 2007 and 2008 and the remaining severance liability was $1.6 million as of December 31, 2008. Such amounts will be paid in 2009. The severance payments will be funded from operating cash flows.

The Company also incurred restructuring costs from discontinued operations of approximately $2.3 million relating to the 2007 restructuring program. The Company realized approximately $2.0 million in pre-tax cost savings in 2008 as a result of lower compensation and related expenses from this program.

In the fourth quarter of 2008, as a result of the worldwide economic downturn, the Company initiated an additional restructuring program primarily consisting of severance and other related costs. The reduction in force represented approximately 340 employees and reflects both permanent reductions and temporary layoffs. The Company recorded a charge of $3.9 million associated with this program. The Company expects to realize approximately $6 million to $8 million of compensation and related cost savings in 2009 as a result of this program Approximately $0.3 million of severance was paid in 2008 and the remaining severance liability was $3.6 million as of December 31, 2008 will be paid in 2009 from operating cash flows.

  In future filings, please provide a more detailed explanation for each of the material components impacting your effective tax rate, such as depletion and foreign taxes in addition to the restructuring and impairment charges for fiscal year 2007.

  In future filings, we will provide a more detailed explanation of the significant components impacting our effective tax rate.

  Liquidity and Capital Resources, page 23

  In future filings, please disclose all material terms for your uncommitted short-term bank credit lines to allow investors to better understand your sources of cash, as you appear to be relying on these credit lines to meet your liquidity needs based on your disclosure on page 23.

In future filings, we will disclose the material terms of our uncommitted short-term bank credit lines. We have used our uncommitted credit lines periodically as a matter of convenience. The Company's liquidity is very strong with over $190 million in cash and short-term investments and a current ratio of over 3.5 to 1.

  We note your presentation of your actual debt to capital ratio as of December 31, 2008, which you note the ratio is below the financial covenant in your debt agreements. In future filings, please ensure you disclose all material terms of your debt agreements either here or in your footnote disclosures, including material financial covenants. Refer to Rule 5-02.22 of Regulation S-X for guidance. Further, if it is reasonably likely that you will not meet your financial covenants, please disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

  In future filings, we will disclose all material terms of our debt agreements. If non-compliance of any debt covenants become reasonably likely, the Company will disclose and discuss the specific terms of any such covenants as well as the terms of its most significant and restrictive covenants. Management has not deemed future non-compliance of any of our debt covenants as reasonably likely.

  Please include in a tabular format your contractual obligations as required by Item 303(A)(5) of Regulation S-K in future filings.

  In future filings, the Company will provide in a tabular format contractual obligations as required by Item 303(A)(5) of Regulation S-K.

  Critical Accounting Policies, page 23

  Valuation of long-lived assets, goodwill and other intangible assets, page 24

  We note that the general economic environment has begun to impact your operating results. We further note that an impairment charge for goodwill could materially impact your operating results. In future filings, please revise your discussion regarding your estimates of the fair value of the reporting units for purposes of testing goodwill for impairment to provide investors with a better understanding of how you estimate the fair values of the reporting units. Specifically, please ensure your disclosures address the following, as appropriate:
•	Disclose those reporting units with carrying values close to the estimated fair values, including (a) the amount of goodwill for the reporting unit, (b) the carrying value of the reporting unit and (c) the fair value of the reporting unit for each period presented. If all of your reporting units have estimated fair values that materially exceed the carrying values, please disclose as such.
•	We note that you use three methods to estimating the fair value of your reporting units. Please disclose the weight assigned to each method. If you weight each method other than equally, please provide investors with a sensitivity analysis as to the impact those weights have on the estimated fair value of the reporting units.
•	We note that you have disclosed the discount rate and the longer term sales growth rates. Please explain to investors why all of your reporting units were able to use the same discount rate and longer term sales growth rates. Otherwise, please clarify what the rates disclosed represent.
•	For those reporting units with estimated fair values that are close to the carrying values, if any, please provide qualitative and quantitative descriptions of all the material assumptions used for each reporting unit for each method and for each period presented and provide a sensitivity analysis of those assumptions. In addition to the discount rate, examples of assumptions for a discounted cash flow method include (a) the revenue growth rates, (b) the operating profit margins, and (c) the terminal rate.

•	For the guideline company method and the similar transactions method, assumptions would include the revenue, EBITA, or other multiple used. Please also include a discussion for any material changes in assumptions between the current goodwill impairment test and the prior test. Please also disclose the aggregate fair value of your reporting units and your market capitalization and discuss and quantify the material differences between these two amounts, if any, including the objective evidence used to support the reasonableness of the underlying differences.
•	We note that market capitalization is a consideration for triggering an impairment review. To the extent that your market capitalization is below total shareholders' equity and you have not tested goodwill for impairment at the interim date, please disclose the reasons you believe goodwill did not require testing for impairment. Refer to paragraph 26-29 of SFAS 142.

Please provide us with the disclosures you intend to include in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Listed below is a draft of disclosures that we intend to include in future filings. Commentary that is italicized represents information that would be disclosed, if necessary, at the time of the future filing.
•	Valuation of long-lived assets, goodwill and other intangible assets: We assess the possible impairment of long-lived assets and identifiable amortizable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and other intangible assets with indefinite lives are reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142. Factors we consider important that could trigger an impairment review include the following:
•	Significant under-performance relative to historical or projected future operating results;
•	Significant changes in the manner of use of the acquired assets or the strategy for the overall business;
•	Significant negative industry or economic trends;
•	Market capitalization below invested capital.

The Company conducts its goodwill impairment testing in accordance with SFAS 142 for each Reporting Unit as of the beginning of the fourth quarter with the assistance of valuation specialists. SFAS 142 specifies a two-step process for testing of goodwill impairment and measuring the magnitude of any impairment. Step One involves a) developing the fair value of total invested capital of each Reporting Unit in which goodwill is assigned; and b) comparing the fair value of total invested capital for each Reporting Unit to its carrying amount, to determine if there is goodwill impairment. Should the carrying amount for a Reporting Unit exceed its fair value, then the Step One test is failed, and the magnitude of any goodwill impairment is determined under Step Two. The amount of impairment loss is determined in Step Two by comparing the implied fair value of Reporting Unit goodwill with the carrying amount of goodwill.

The Company has three reporting units, PCC, Processed Minerals and Refractories. In accordance with SFAS 142, we identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and management regularly reviews the operating results of those components. {If the carrying value of a reporting unit is close to the estimated fair values, we will disclose the amount of goodwill for the reporting unit and the carrying value and fair value of the reporting unit for each period presented. If all of our reporting units have estimated fair values that materially exceed the carrying values, we will disclose as such.}

We estimate fair value of our reporting units by applying information available at the time of our most recent valuation to industry accepted models using an income approach and market approach. The income approach incorporates the discounted cash flow method and focuses on the expected cash flow of the Reporting Unit. The market approach utilizes two methodologies, the Guideline Company Method and the Similar Transactions Method, each weighted equally. The Guideline Company Method focuses on comparing the Reporting Units' risk profile and growth prospects to selected similar publicly-traded companies. The Similar Transactions Method considers prices paid in recent transactions in the Reporting Unit's industry or related industries. We believe the income and market approaches are equally relevant to the determination of reporting unit fair value and therefore assigned equal weighting to each method. {Should we weight each method other than equally, we will provide a sensitivity analysis on the impact to fair value.}

A number of assumptions and estimates are involved in the application of the income approach to forecast operating cash flows, including sales volumes and prices, operating profit margins, working capital, capital spending, terminal growth rates and discount rates. We utilized a discount rate of 11% for each reporting unit, which is the same for each Reporting Unit and based upon a build-up of market data from similar specialty chemical companies. There is no readily available market evidence to decipher any differences in risk/return prospects within the specialty chemicals industry to arrive at differing risk/return profiles by reporting unit. In addition, we incorporated a company specific risk premium to adjust for the recent economic conditions. The terminal growth rates were projected at 3% after five years, which reflects our estimate of long term market and gross domestic product growth for all three Reporting Units.

The key assumptions we used in the market approach represent multiples of EBITDA and Revenue and are derived from comparable publicly traded companies with similar operating characteristics as the reporting units.

{If the carrying value of a reporting unit is close to the estimated fair values, we will provide qualitative and quantitative descriptions of all material assumptions for each reporting unit, including a sensitivity analysis of those assumptions and a discussion of any material changes in assumptions between the current goodwill impairment test and the prior test. We will also discuss and quantify the material differences between the aggregate fair value of the reporting units and the market capitalization.}

The impairment testing involves the use of accounting estimates and assumptions. Actual results different from such estimates and assumptions could materially impact our financial condition or operating performance.

{Should the market capitalization fall below our total shareholders equity, we will test for impairment at interim periods or disclose the reasons why impairment testing was not required.}

Accounting for income taxes, page 25

  We note that you have $60.2 M of deferred tax assets and $47.1 M of deferred tax liabilities as of 12/31/08. We further note that you operate in multiple taxing jurisdictions. In future filings, please provide investors with a better understanding of how you determined it is more likely that not that your deferred tax assets are realizable. For example, if you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets. If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets. If you are relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

  In future filings, the Company will expand its disclosure regarding the realization of deferred tax assets.

Pension Benefits, page 26

  In future filings, please include disclosure that explains why you believe an expected return on plan assets of 8% is appropriate for determining your net periodic benefit cost considering 85.7% of plan assets are fixed income securities. Please provide us with the disclosure you intend to include in future filings.

  The Company adopted a capital conservation strategy as a result of the market volatility experienced in 2008. As part of the strategy, the Company temporarily invested its pension assets in fixed income securities in the fourth quarter of 2008 to prevent potential further declines in pension assets due to the uncertainty in the markets, but has not changed its long-term strategy. The Company's long-term investment strategy has an investment portfolio mix of approximately 65% in equity securities and 35% in fixed income securities. The pension plan's average rate of return over the life of the plan was approximately 8.25% through December 31, 2007 and prior to the global financial crisis. The Company's pension plans are over 95% funded with no minimum funding requirements necessary. We believe that a long-term future rate of return of 8% is reasonable.

  Item 9A. Controls and Procedures, page 28

  Disclosure Controls and Procedures, page 28

  We note the disclosure that Minerals Technologies' disclosure controls are designed to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. As described, however, this description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Please revise in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

  The Company will revise future filings to disclose our certifying officers conclusion on the effectiveness of our disclosure controls and procedures.

  Item 15. Exhibits and Financial Statement Schedules, page 31

  Include in future filings an exhibit index immediately before the exhibits as required by Item 102(d) of Regulation S-T.

  In future filings, we will include an exhibit index as required by Item 102(d) of Regulation S-T, "General Rules and Regulations for Electronic Filings."

  Note 4. Discontinued Operations, page F-12

  In future filings, please revise your disclosure to provide investors with a better understanding as to the facts and circumstances that led to your determination to dispose of the Synsil operations and other facilities during the fourth quarter of fiscal year 2007. There is a concern that stating you conducted an in-depth review of your operations does not provide investors with sufficient information to understand why these businesses were disposed. Refer to paragraph 47.a. of SFAS 144.

  In future filings, we will provide a more detailed description of the facts and circumstances leading to the decision to the disposal of material assets held for sale.

Note 5. Income Taxes, page F-13

  We note from your effective tax rate reconciliation that you have recognized a valuation allowance for your deferred tax assets. However, your presentation of your temporary differences does not include a valuation allowance in accordance with paragraph 43 of SF AS 109. Please advise. Further, depending on the materiality of the valuation allowance to total deferred tax assets, please provide investors with an understanding as to which deferred tax assets the valuation allowance relates and how you determined the amount of valuation allowance to recognize in accordance with paragraphs 17 and 20-26 of SFAS 109. Please provide us with the disclosures you intend to include in future filings.

  The Company recorded a valuation allowance within its effective tax rate reconciliation of approximately $0.2 million in 2008. This amount was considered not to be material, therefore, the related deferred tax asset temporary item was recorded net of the valuation allowance in the disclosure. In future filings, the Company will provide the requisite disclosures stipulated in SFAS 109 for material valuation allowances established for deferred tax assets.

  Note 9. Restructuring Costs, page F-16

  We note that you attribute the restructuring activities initiated during the second half of fiscal year 2007 to an in-depth review of your operations and the development of a new strategic focus. There is a concern that your disclosures do not provide investors with a full understanding as to why this in-depth review occurred and why you developed a new strategic focus. In future filings, please disclose all of the facts and circumstances that led to the in-depth review and the new strategic focus, including how these activities led to your restructuring activities. Please also provide investors with an understanding of what your restructuring activities were (e.g., the closure of manufacturing plants and facilities and involuntary and voluntary terminations, et cetera) and when the restructuring plan is expected to be completed. Please note that this disclosure should be provided for each restructuring plan. Refer to paragraph 20.a. of SFAS 146 for guidance.

  In future filings, we will expand our disclosures regarding each restructuring activity, including a description of the restructuring activity, the facts and circumstances leading to the expected restructuring activity and the expected completion date.

  The following is a draft of the restructuring footnote with each program listed separately which will be included in future filings:

  Restructuring Costs

  In the third quarter of 2007, as a result of a change in management and deteriorating financial performance, the Company conducted an in-depth review of all of its operations and developed of a new strategic focus. The Company initiated a plan to realign its business operations to improve profitability and increase shareholder value by exiting certain businesses and consolidating some product lines. As part of this program, the Company reduced its workforce by approximately 7 percent to better control operating expenses and improve efficiencies and recorded a pre-tax charge of $16.0 million for restructuring and other exit costs during the second half of 2007. This charge consists of severance and other employee benefit costs, contract termination costs and other exit costs. Additional restructuring costs of $9.5 million were recorded in 2008 related to this program, including a pension settlement loss of approximately $6.8 million related to the distribution of benefits to terminated employees. The restructuring resulted in a total workforce reduction of approximately 250 employees, of which 230 reductions have been implemented as of December 31, 2008.

The following table reflects components of the restructuring charges incurred in 2007 and 2008 related to the 2007 restructuring program:
(millions of dollars)	2008	2007

Severance and other employee benefits	$2.2	$13.5
Pension settlement charges	6.8	--
Contract termination costs	--	1.8
Other exit costs	0.5	0.7

Total restructuring and other costs	$9.5	$16.0

The restructuring charge in 2007 also resulted in inventory write-downs of approximately $0.2 million which were included in cost of goods sold.

A reconciliation of the restructuring liability for our 2007 restructuring program, as of December 31, 2008, is as follows:
(millions of dollars)	Balance as of December 31, 2007	Additional Provisions	Cash Expenditures	Other	Balance as of December 31, 2008

Severance and other employee benefits	$12.6	$2.2	$(12.9)	(0.3)	$1.6
Contract termination costs	1.8	--	(0.2)	--	1.6
Other exit costs	0.1	0.5	(0.6)	--	--

	$14.5	$2.7	$(13.7)	(0.3)	$3.2

The Company expects to complete this program in 2009.

During the fourth quarter of 2008, as a result of the worldwide economic downturn and the resulting impact on our sales and operating profits, the Company initiated a restructuring program by reducing its workforce by approximately 14% through a combination of permanent reductions and layoffs. Severance-related restructuring charges of $3.9 million were recorded in 2008 related to this program.

A reconciliation of the restructuring liability for our 2008 restructuring program, as of December 31, 2008, is as follows:
(millions of dollars)	Balance as of December 31, 2007	Provisions	Cash Expenditures	Other	Balance as of December 31, 2008

Severance and other employee benefits	$--	$3.9	$(0.3)	--	$3.6

	$--	$3.9	$(0.3)	--	$3.6

The Company also expects to complete this program in 2009.

  In future filings, please include the disclosures required by paragraphs 20.b(1), 20.b(2), and 20.d. of SFAS 146 for each restructuring activity.

  In future filings, we will include the aforementioned disclosures for each restructuring activity as incorporated in our draft disclosure in response to Comment 16. We will also segregate each restructuring activity by segment.

Note 12. Accounting for Impairment of Long-Lived Assets, page F-17

  In future filings, please provide investors with a better understanding of the assets that relate to the $94.1 million impairment charge recognized during fiscal year 2007 given the significance of the charge to your operating results. Specifically, please quantify the portion of the impairment charge that relates to each major component of the realignment disclosed along with the carrying value of those assets subsequent to the impairment charge, if any.

  In future filings, we will quantify the portion of the impairment charge relating to each major component of the realignment along with the remaining carrying value of those assets after the impairment charge

  The following is a draft of the proposed disclosure, which will be included in future filings:

  Accounting for Impairment of Long-Lived Assets

  The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 also establishes a uniform accounting model for the disposal of long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such instances, the Company estimates the undiscounted future cash flows (excluding interest) that result from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset, determined principally using discounted cash flows.

  During the fourth quarter of 2008, the Company recorded a writedown of impaired assets of $0.2 million for the closure of its satellite facility at Dryden, Canada.

  In 2007, as a result of a change in management and deteriorating financial performance, the Company initiated a plan to realign its business operations to improve profitability and increase shareholder value. The realignment consisted of exiting certain businesses and consolidating some product lines to better position for future success by focusing on the Company's core strengths. Major components of this realignment included exiting the Synsil® Products product line resulting in an impairment charge of $42.1 million; sale of its two plants in the Midwest that process imported ore in the Processed Minerals product line resulting in an impairment charge of $4.7 million; modification of its PCC coating product line from a merchant business model to a satellite business model resulting in an impairment charge of $53.7 million; consolidation of facilities in the Specialty PCC operations in the United States resulting in an impairment charge of $12.7 million, slower than anticipated market penetration at our refractories facility in China resulting in an impairment of assets charge of $12.8 million and the write down of other underutilized assets worldwide. The Company recorded a charge of $140.9 million, of which $46.8 million was reclassified to discontinued operations, as part of the program.

  The impairment charge relates to all product lines. The following table reflects the components of the impairment of assets charge included in continuing operations:
(millions of dollars)
Paper PCC	$65.3
Specialty PCC	12.7

Total PCC	78.0
Processed Minerals	1.3

Specialty Minerals Segment	79.3
Refractories Segment	14.8

$94.1

  We will also disclose the remaining carrying of each major component of assets after the impairment charge.

Note 18. Benefit Plans, page F-22

  Please tell us why you have not separately presented disclosures for your U.S plans and your international plans. In this regard, we note that your international plans comprise 23.5% of total plans assets. Refer to paragraph 7 of SFAS 132R for guidance.

  We have reviewed paragraph 7 of SFAS 132R which states that a U.S. reporting entity may combine disclosures about pension plans outside the United States with those for U.S. plans unless the benefit obligations of the plans outside the U.S. are significant relative to the total benefit obligation and those plans use significantly different assumptions. The Company has eight pension plans outside of the U.S., representing 22% of the total benefit obligation, in which the assumptions under these plans are not significantly different from the assumptions used in the U.S. plans. Therefore, the disclosures were combined.

  In future filings, we will continue to assess the necessity for separate disclosure for our international plans.

  Exhibits 31.1 and 31.2

  Item 601 (b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note that paragraph 4(d) of the certifications in the 10-K and in the March 29, 2009 10-Q omits the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)." Please revise in future filings.

  We will revise in future filings.

  Definitive Proxy Statement on Schedule 14A

  Compensation Discussion and Analysis, page 12

  We note that the goals for 2008 included the company's operating income, business unit operating income, and return on capital or ROC and that the goals for 2009 include the company's operating income. Item 402(bX2)(v)-(vii) of Regulation S-K requires appropriate disclosure of .the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please revise your discussion of your incentive compensation plan to provide appropriate quantitative disclosure in this regard. To the extent you believe that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which your compensation committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

  In explaining "all material elements of [our] compensation of the named executive officers" as called for by Item 402(b), our 2008 proxy statement provides considerable detail regarding how our annual incentive plan is structured and implemented to reflect specific items of corporate performance. The Annual Incentive component represents from 15% to 18% of the targeted total remuneration for the named officers. Annual financial goals were established for each Business Unit and the Company to measure performance for ROC and operating targets. ROC had declined over the previous five years to about 6% and the Company established a multi year objective to improve ROC performance to at least the cost of capital as quickly as possible. The 2008 goal was to achieve a marked improvement above the prior five year period. This goal was intended to promote improved capital investment decisions, allocation of capital to higher performing business units, constraints in capital investment, improved working capital efficiencies and improved operating income generation for each of our businesses. Information regarding quantitative results was provided on page 18, including the disclosure that the level of achievement of operating income and ROC for 2008 was 84.5% of target, and that the range of achievement of these financial metrics for business units was 64% to 95%. For these financial metrics, those are the key material disclosures, in our view, and we will of course provide that information regarding 2009 results relating to operating income in the CD&A section of our 2010 Proxy statement.

The Compensation Committee recognized the challenge that Management faced in implementing its strategy to restructure the Company and return performance to a positive direction, and thus set targets for a marked improvement accordingly. The Company achieved record income performance in 2008, although it represented only 84.5% of the annual incentive targets.

We understand the importance of your comment and concur that the CD&A discussion of performance goals under the annual incentive plan will be made clearer and more meaningful by providing this additional detail. We therefore intend, in our 2010 proxy statement (or other future filing providing Item 402(b) disclosure), to expand our discussion to quantify the Company's targets for 2009 and to explain the Committee's estimation of the degree to which this goal, and threshold and maximum levels, were challenging in light of our business plan and expected business conditions for 2009 when the goal was set. We will also explain more clearly for any individual named executive officer ("NEO") which business unit his annual incentive is based on and, the quantitative and actual performance achieved to the extent those are material to an understanding of the NEO's compensation under our annual incentive program. We will consider enhancing our disclosure in other ways, as suggested, including additional information (i) explaining how the performance goals relate to our business plan,(ii) discussing the intended degree of difficulty for achievement of these goals , (iii) providing qualitative analysis regarding how the results achieved by the Company in the prior fiscal year were reflected in the performance metrics and the resulting annual incentive plan payouts and (iv) providing historic analysis of achievement and payout levels to give context and enhance understanding of the way in which our annual incentive program challenged NEO's.

  Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, analyze the results of the evaluation of the information contained in the tally sheets and provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the compensation committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the compensation committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element mayor may not have influenced the compensation committee's decisions with respect to other allocated or contemplated awards.

  Beginning on page 15, our 2009 CD&A explains how salary, annual incentive and long-term incentives - the three components of total direct remuneration; - are interrelated based on the Committee's process of setting a competitive level of total direct remuneration and apportioning the elements. Total direct remuneration represents the great majority of on-going total compensation for each NEO. Several tables on pages 17 and 18 provided detail and analysis of these interrelated elements of compensation. (See also our response to Comment 23, below.)

  In the CD&A in our 2010 proxy statement, we will provide additional disclosure regarding the rationale for the Committee apportioning the elements of total direct remuneration in the way it did. We will also discuss how other elements are or are not affected by the level of salary, annual incentive and long-term incentives or relate. For the most part, this will result in an explanation of how long-term equity awards, pension and retirement programs, and severance payments serve to promote different objectives in our compensation program, and therefore are not designed in ways that offset one another or provided at levels that were set based on the levels of other elements of compensation (aside from fitting long-term incentives within the framework of total direct remuneration). In establishing the form and amount of these elements the Committee attempts to provide compensation and benefits at levels that are competitive but reasonable. In the future, we will add further explanation regarding the basis for this determination for material elements of the compensation program as reflected on the tally sheets.

  Although you provide a general discussion of your policies relating to your annual and long-term incentive components of your compensation program, please include a more focused discussion that not only sets forth the actual amounts awarded under these elements but also provides substantive analysis and insight into how the compensation committee determined the actual award amounts. Discuss and analyze how the compensation committee determined the actual size of the annual incentive payments and the number of shares underlying the stock option and DRSU awards as well as the number of threshold, target, and maximum number of shares underlying the performance unit awards.

  Some of the information you are requesting was provided, but we agree that we can and will improve the disclosure to explain how the actual compensation amounts of annual and long-term incentives were determined. Specifically, we provided a table on page 17 showing for each NEO the actual amounts awarded as components of "total direct remuneration" for 2008 (salary, target annual incentive, and target long-term incentive value), together with a total figure. We also explained on pages 14 - 18 that an NEO's total direct remuneration (the sum of salary, annual incentive, and long-term incentive value) is set early in the year, based partly on a benchmarking process but with other factors affecting the target total direct remuneration amount. As stated above, we will provide a clearer and more detailed discussion and analysis of the material factors upon which we based each NEO's target total direct remuneration, and the basis for apportioning that amount as salary, annual incentive, and long-term incentive. In addition, we will give a clearer explanation of (i) the reasons for providing, in the annual incentive program and the performance units program, above- and below-target payout opportunities, (ii) the rationale for the payout levels authorized as threshold, target and maximum payouts under those programs, and (iii) the way in which components of long-term incentive (options, DRSUs, and performance units) are valued.

  It appears that personal performance was a significant factor in how the compensation committee determined amounts to be paid under the annual incentive program. Most of the disclosure you made in this regard, see page 19 for example, is a boilerplate discussion of the general individual-type performance objectives the compensation committee considered and should be replaced with a more meaningful and specific analysis of how the compensation committee considered and used individual performance to determine specific levels of executive compensation. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual compensation for the named executive officers. Disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

  We provided disclosure, in particular on page 19, regarding the effect of individual performance on the annual incentive payouts. However, we understand your comment to provide better disclosure of how individual performance specifically translated into the level of payout of the annual incentive awards, and we will expand our future disclosures in this regard.

  Specifically, we will make clearer how the financial metrics relating to the Company or a specific business unit and the individual performance metrics separately affected the annual incentive payout. The detail provided will be subject to our good faith determinations as to materiality. We note that the SEC Staff has issued a helpful interpretation relating to this disclosure point, in Question and Answer 118.04 of the Regulation S-K "Compliance & Disclosure Interpretations" (updated through May 29, 2009), to the effect that a company need not provide quantitative targets for what are inherently subjective or qualitative assessments. We note also that this comment overlaps to a considerable extent with Comment 21 above, and our response to that Comment should be considered by the Staff in connection with this Comment.

  Please elaborate on the role of your chief executive officer in the setting of your compensation objectives and processes and his input concerning the development of speciic compensation for named executive officers. Discuss whether or not Mr. Muscari makes recommendations to the compensation committee relating to measures, targets, and similar items that affect his compensation and discuss the extent to which Mr. Muscari retains ability to call compensation committee meetings or meet with the consultants used by the compensation committee.

  We will add to our existing discussion of the role of our chief executive officer ("CEO") in our compensation program. The additional disclosure will more specifically discuss the information and recommendations provided by the CEO to the Compensation Committee regarding (i) the setting of performance goals for annual and long-term incentive awards that promote the achievement of our specific business objectives, (ii) the performance of NEOs that affect Committee determinations of payouts of incentive awards and other elements of compensation of the NEOs, and (iii) other material information regarding the role of the CEO in our compensation process. We intend to better explain the way in which the Committee ensures that its decision making is fully independent while at the same time is based on all relevant information, which the Committee receives through its direct inquiries of management and from its independent compensation consultants who in turn meet with management to gather information necessary for the Committee to make its decisions.

  Form 10-Q for the Fiscal Quarter Ended March 29, 2008

  Facing Page

  We note that the paragraph relating to Rule 405 of Regulation S-T is omitted. Please comply with this form requirement in future filings.

  In future filings, we will include the paragraph relating to Rule 405 of Regulation S-T, "General Rules and Regulations for Electronic Filings."

  General

  In our letter dated December 22, 2006, we requested that you disclose all material contingencies even if changes did not occur since year-end. In your letter dated January 24, 2007, you agreed to disclose all material contingencies even if changes did not occur since year-end. We further note your disclosures in your 2008 Form 10-K of material contingencies that have not been disclosed in your first quarter of fiscal year 2009 Form 10-Q. Please ensure that in future filings you provide the disclosures required by Rule 10-01 (a)(5) of Regulation S-X.

  In future quarterly filings, we will disclose all material contingencies in the footnotes to the financial statements even if changes have not occurred since year-end.

  Condensed Consolidated Statements of Cash Flows, page 5

  In future filings, please revise your presentation of operating activities using the indirect method to arrive at cash flows from operating activities to begin with net income instead of net income attributable to MTI. Refer to paragraph 28 of SFAS 95 for guidance. In this regard, please note that SFAS 160 revised the definition of net income. Refer to paragraphs 29-30 of Appendix A to SFAS 160 for guidance.

  In future filings, we will revise our presentation of cash flows from operating activities.

Note 2. Summary of Significant Accounting Policies, page 6

Non-controlling interests, page 6

  In future filings, please provide the disclosures required by paragraphs 38.b., 38.c., and 38.d. in Appendix A of SFAS 160, as applicable.

  In future filings, we will provide the additional disclosures noted above, if applicable.

  Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

  Liquidity and Capital Resources, page 19

  We note that accounts receivable, net is 31.1% of total current assets. As such it would appear accounts receivable, net is a material component of your short-term liquidity. We further note that accounts receivable, net increased slightly as of March 29, 2009, as compared to December 31, 2008. However, we note that net sales declined by 13.3% for the first quarter of fiscal year 2009 as compared to the fourth quarter of fiscal year 2008. Instruction 2 to Item 303(A) of Regulation S-K notes that a discussion and analysis should be provided regarding your financial condition such that investors will be able to understand the certainty of cash flows from operations. As such, it would appear as though you should have provided investors with a better understanding of the collectability of your accounts receivable, net given the difference in the trend with net sales. Such discussion and analysis should be provided even if you believe the underlying factor is temporary. Please refer to comment 3 in our letter dated December 22, 2006, and your response letter dated January 24, 2007. In future filings, please ensure that you provide investors with a complete discussion and analysis of the material components of your financial condition and liquidity. Please also refer to Section 501.13 of the Financial Reporting Codification for additional guidance.

  In future filings, we will provide further analysis regarding the material components of the Company's financial condition and liquidity.

  Item 4. Controls and Procedures, page 22

  Evaluation of Disclosure Controls and Procedures, page 22

  We note the statement that Minerals Technologies' chief executive officer and chief financial officer "concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings with the Securities and Exchange Commission." It does not appear that Minerals Technologies' certifying officers' conclusion that its disclosure controls and procedures are effective covers the full definition contained in Rule 13a-15(b) under the Exchange Act. Confirm that Minerals Technologies' certifying officers concluded that its disclosure controls and procedures were effective as of the end of the period covered in the report, and revise in future filings.

The Company will revise future filings to disclose our certifying officers conclusion on the effectiveness of our disclosure controls and procedures.

* * * * *

The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

This letter is also being filed on EDGAR as of the above date.

We thank you for the opportunity to respond to your comments. Please contact me at 212-878-1923 if you have any questions regarding the foregoing.

By:	/s/ John A. Sorel

John A. Sorel Senior Vice President - Finance and Chief Financial Officer